Exhibit 99.111

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD EXERCISES WARRANTS IN NORTHERN SUPERIOR RESOURCES

Toronto, Ontario (October 26, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that it has acquired an additional 12,500,000 common shares of Northern Superior Resources Inc. (SUP-TSX.V) (“Northern Superior”) upon the exercise of purchase warrants issued to Lake Shore Gold in connection with the sale on May 27, 2010, of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior. The shares acquired upon this exercise represent 8.5% of Northern Superior’s outstanding shares, and bring Lake Shore Gold’s total shareholdings in Northern Superior to 38,200,000 common shares, representing a 25.87% interest. The warrants had an exercise price of $0.30 per share, for total consideration of $3,750,000.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased to be increasing our ownership interest in Northern Superior at a time when the highly prospective Ti-pa-haa-kaa-ning gold project is moving forward with the recent commencement of a new diamond drill program on three of the promising gold targets on the property. We continue to be very encouraged by the potential of the project, where past exploration success has included discovery of a highly prospective gold grain-in-till dispersal apron, averaging 10.02 gold grains per kilogram of overburden, with an estimated fertile strike length of at least six kilometres.”

In connection with the sale of the Company’s interest in the Ti-pa-haa-kaa-ning Joint Venture, the Company and Northern Superior entered into a shareholder rights agreement. The agreement provides Lake Shore Gold with the right, for a period of five years, to participate pro rata in future equity financings by Northern Superior in order to maintain its ownership interest, and to nominate two directors for election to Northern Superior’s board. Lake Shore Gold also holds a 2% net smelter returns royalty on future gold and other metals produced from the property.

Lake Shore Gold acquired the shares for investment purposes. Lake Shore Gold has no present intention to acquire any additional shares, but may exercise its right to maintain its pro rata shareholdings upon any equity financing by Northern Superior.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property as part of an underground advanced exploration program. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s development and operating initiatives, exploration activities, geological interpretations, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

181 University Ave, Suite 2000

Toronto, ON M5H 3M7

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com